May 8, 2019

Robert Plaschke
Chief Executive Officer
Sonim Technologies, Inc.
1875 South Grant Street
Suite 750
San Mateo, CA 94402

       Re: Sonim Technologies, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 29, 2019
           File No. 333-230887

Dear Mr. Plaschke:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Preliminary Estimated Unaudited Financial Results for the Three Months Ended March 31, 2019
Gross profit and margin, page 5

1. We note that gross profit is expected to increase from 28% for the three months ended
       March 31, 2018 to 35% for the three months ended March 31, 2019. Please revise to explain the reason for this increase, specifically addressing which components of cost of revenues decreased relative to total revenues during the first quarter of 2019, compared to the same period last year. To the extent that the adoption of ASC 606 is expected to have a material impact on your results for the three months ended March 31, 2019 as compared to March 31, 2018, please also revise to quantify that impact.
 Robert Plaschke
FirstName LastNameRobert Plaschke
Sonim Technologies, Inc.
Comapany NameSonim Technologies, Inc.
May 8, 2019
May 8, 2019 Page 2
Page 2
FirstName LastName
Results of Operations - Years Ended December 31, 2017 and 2018
Research and development, page 59

2. We note your response to comment five from our letter dated April 24, 2019. To enhance transparency for investors as you continue to launch new products, please revise your discussion of research and development expenses to quantify the costs associated with your technical approval process during each period presented.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-3350
with any other questions.



                                                           Sincerely,

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